UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

Annual Shareholders’ Meeting

Amendment to the Call Notice

Considering the worsening context of the COVID-19 pandemic and the exceptional scenario of uncertainty and unpredictability, and in order to enable the participation of as many shareholders as possible, in strict compliance with the recommendations of the health authorities, Telefônica Brasil S.A. (“Company”) hereby announces the amendment to the call notice to the Company's Annual General Meeting (“Meeting”), as published in the Official Gazette of the State of São Paulo on March 04, 05 and 06, 2021 and in the newspaper Valor Econômico on March 04, 05, 06/07/08, 2021 (“Notice”), which will be held at 11:00 am on April 15, 2021, in accordance with the following terms and conditions:

(i)          Pursuant to CVM Instruction No. 481/2009, as amended by CVM Instruction No. 622/2020 (“ICVM 481”), the Meeting will be held exclusively on a virtual format, via Microsoft Teams, without prejudice to the use of the remote voting ballot as voting rights exercise method.

(ii)             Due to the change in the format of the Meeting from an on-site to an exclusively virtual format, the Notice must be read in accordance with the following:

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

Annual Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to the Annual Shareholders’ Meeting (“Meeting”) to be held on April 15, 2021, at 11:00 a.m., to be held on an exclusively virtual format via Microsoft Teams, without prejudice to the use of the remote voting ballot as voting rights exercise method, to resolve on the following agenda:

1.               Examine the management’s accounts, analyze, discuss, and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Fiscal Board Report related to the fiscal year ended on December 31, 2020;

2.               Resolve on the profitability allocation for the fiscal year ended December 31, 2020 and on the distribution of dividends to the shareholders of the Company;

3.	Elect the members of the Fiscal Board for a new term; and

4.               Set the amount of the global annual remuneration for the administrators and members of the Fiscal Board for the fiscal year 2021.

General Instructions:

(i) In accordance with Article 10 of the Bylaws:

- May only participate and vote at the Shareholders’ Meeting the shareholders whose shares are registered in their name in the records of the depositary institution, up to 72 (seventy-two) hours before the date appointed for the respective Meeting; and

- The shareholders must also present, up to 72 hours prior to the Meeting’s date, an extract containing the respective shareholding position, issued by the custodian body, in accordance with the Shareholders' Meeting Manual.

(ii) The shareholder's participation may be personal, by legally constituted attorney/ legal representative or via a remote vote bulletin, and detailed guidance on the documentation required in each case is mentioned in the Shareholders’ Meeting Manual:

- Personal: If the shareholder chooses to participate personally in the Meeting, the shareholder must attend the Meeting with a document proving their identity (identity card and CPF).

- Representation in the Meeting by Attorneys/Legal Representative: In order to confer more celerity and efficiency to the work of the Shareholders’ Meeting, in accordance with the provisions of paragraph 2 of article 10 of the Bylaws, in case the shareholder chooses to exercise its right to vote in the Meeting through an attorney or legal representative, as the case may be, the Company hereby informs that the representation and documentation mandates described in the Shareholders’ Meeting Manual shall be deposited at the Company's headquarters at Avenida Engenheiro Luiz Carlos Berrini, 1376, 17th floor, CEP 04571-936, Cidade Monções, in the Capital of the State of São Paulo, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 am to 6:00 pm, up to 72 (seventy-two) hours before the date designated for the Meeting. Exceptionally for this Meeting, in order to ensure the participation of shareholders, it will be accepted to send mandates of representation and documentation described in the Meeting Manual, through the electronic address ir.br@telefonica.com, up to 72 (seventy-two) hours before the date designated for the Meeting, provided they are produced and signed using the ICP-Brasil certification.

- Remote Vote Bulletin: If the shareholder chooses to exercise his right to vote remotely, pursuant to CVM Instruction 481/09, as amended ("ICVM 481"), he/she may send the vote bulletin through his/her respective custody agent, through the Company's custody agent (Banco Bradesco S.A.) or directly to the Company, according to the guidelines contained in the Shareholders’ Meeting Manual and in the remote vote bulletin. Due to the COVID-19 pandemic, the Company recommends to its shareholders to cast their votes for the Meeting using the remote vote bulletin, to be sent through the options indicated above, avoiding the attendance in person at the referred Meeting. In any case, the Company clarifies that, during the Meeting, it will adopt the necessary sanitary preventive measures. The Company also informs that, in the event of a worsening of the Covid-19 pandemic, this Meeting may be converted into an exclusively digital meeting, under the terms of ICVM 481. In this case, the Company will restate the documents related to the Meeting, informing its shareholders on the means of participation and related procedures;

(iii) The documents listed in Article 133 of the Law n. 6404/76, as amended (“Corporations Law”) were published in Valor Econômico and Official Gazette of the State of São Paulo on February 24, 2021; and

(iv) All documents related to the agenda are available to shareholders at the Company’s head office and may also be found on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company's website (www.telefonica.com.br/ir), in accordance with the provisions of the Corporations Law and CVM Instruction no. 481.

São Paulo, March 16th, 2021.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director